Exhibit 99.1

Purple Biotech Debuts Scientific Advisory Board

Scientific Advisory Board inaugurates new KOL support structure for Purple Biotech

Three advisors bring expertise as researchers, oncologists and academicians

REHOVOT, Israel, April 25, 2023 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies that harness the power of the tumor microenvironment (TME) to overcome tumor immune evasion and drug resistance, today announced the inauguration of its Scientific Advisory Board (SAB). Purple Biotech anticipates conducting regular SAB meetings to advise and assist management with significant scientific judgement regarding its clinical trials as well as to perform external scientific review of pre-clinical and R&D activities.

“I am delighted to welcome these highly distinguished cancer researchers and oncologists as inaugural members of Purple Biotech’s Scientific Advisory Board,” said Isaac Israel, Acting CEO of Purple Biotech. “Bringing together a group of key thought leaders in solid tumor research and medical practice has been a long-standing goal of the Company. We anticipate invaluable insights from them as they help us chart our strategic direction developing first-in-class cancer therapeutics.”

The members of the SAB are:

Eyal Gottlieb, PhD, is a Professor at the Department of Cancer Biology and Vice President for Research at The University of Texas M.D. Anderson Cancer Center (MD Anderson). Before joining MD Anderson in January 2023, he was Director of the Rappaport Institute for Biomedical Research, Vice Dean of Research and the Laura and Isaac Perlmutter Chair of Cancer Research at the Ruth and Bruce Rappaport Faculty of Medicine at Technion - Israel Institute of Technology. Previously, based on his independent research he became a Group Leader at the Cancer Research UK, Beatson Institute, where he established the Cancer Metabolism Research Unit and was appointed Professor of Molecular Cell Biology at the University of Glasgow. His research, which focuses on the metabolic vulnerabilities of cancer cells created by genetic or environmental constraints, has yielded several key discoveries on the tumor microenvironment that are useful to research and industry. He is a Senior Editor at Cancer Research, a member of multiple editorial boards and has co-founded two biotech companies.

Steven Maron, MD, MSc, is a medical oncologist at Memorial Sloan Kettering Cancer Center (MSK) who specializes in treating gastrointestinal malignancies with a focus on esophageal and stomach cancers. His research focuses on applying informatics to identify novel therapeutic targets and to improve patient selection for targeting and immunotherapies. He has a particular interest in elucidating tumor heterogeneity and developing clinical trials aimed at overcoming this barrier. His research has been supported by grants from the National Cancer Institute, Conquer Cancer Foundation, American Association of Cancer Research, Society of MSK, Cycle for Survival, Ullman Fund for Cancer Immunology, and Castle Foundation.

Sunil Sharma, MD, MBA, is Physician in Chief, Deputy Director of Clinical Sciences and Professor and Division Director of Applied Cancer Research and Drug Discovery at Translational Genomics (TGen), and also Professor of Medicine at City of Hope. His laboratory focuses on drug discovery and translational research for novel cancer therapies, including epigenetics and immune pathways. Under his direction, his lab has discovered multiple compounds that are in pre-clinical and clinical development to treat various solid tumors. As a practicing oncologist, he focuses on treating patients with a range of gastrointestinal and rare cancers, collaborating with others to develop novel therapies and to strengthen early clinical research. His extensive experience in drug development includes over 200 clinical trials focusing on novel agents for translational and early clinical research. Previously at the Huntsman Cancer Institute he was the Deputy Director, the Co-Leader of the Experimental Therapeutics Program and the Director of the Center for Investigational Therapeutics.

Disclosure

The above experts receive compensation as members of Purple Biotech’s SAB, and this financial relationship has been disclosed to their respective institutions’ Conflict of Interest Committee in accordance with each institutional policy.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing it as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma (CRC). These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors and chemotherapy in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trial to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. IM1240 is a preclinical, conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm of IM1240 specifically targets the Tumor Associated Antigen (TAA) 5T4 that is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. IM1240 has a cleavable capping technology that confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit  https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the expected timing of the completion of the transaction and the parties’ ability to complete the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM24 as well as Immunorizon Ltd.’s portfolio of investigational tri-specific antibody compounds; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2022 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com

Media Inquiries:

Harriet Ullman

Vice President, Public Relations and Product Communications

LaVoieHealthScience

hullman@lavoiehealthscience.com

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